June 20, 2019

John Foley
Chief Executive Officer
Peloton Interactive, Inc.
125 West 25th Street
11th Floor
New York, NY 10001

       Re: Peloton Interactive, Inc.
           Draft Registration Statement on Form S-1
           Submitted May 24, 2019
           CIK No. 0001639825

Dear Mr. Foley:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 24, 2019

Prospectus Summary
Our Industry and Opportunity, page 3

1. Please revise the heading "Peloton's Current Markets" on the graph on pages 4 and 94 to remove the reference to "current" as it appears that your graph relates to potential market opportunities.
 John Foley
FirstName LastNameJohn Foley
Peloton Interactive, Inc.
Comapany NamePeloton Interactive, Inc.
June 20, 2019
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Selected Consolidated Financial and Other Data
Non-GAAP Financial Measures, page 58

2.       We note your calculation of Adjusted EBITDA for each period presented excludes
         "extraordinary" litigation expenses which are defined as litigation expenses that are outside of the ordinary course of business. Please tell us how you define litigation expenses that are outside the ordinary course of business and your basis in identifying the litigation expenses as extraordinary. Refer to Question 102.03 of the Compliance
         & Disclosure Interpretations on Non-GAAP Financial Measures.
3. Your non-GAAP measures exclude content costs for past use (costs related to music used in the Company's service prior to the commencement of a formal agreement with certain licensors). Please tell us in more detail about the nature of these payments and why they were not contemplated in your reported results in prior periods. Further, we note these costs are reflected as an adjustment in each of the periods presented and it appears that you are in negotiations with additional music rights holders to pay for your uses of musical compositions and sound recordings to-date. Please tell us why you exclude these payments from your non-GAAP measures, your expectation for similar payments in the future and your consideration of Question 100.01 and 100.04 of the Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
61

4. In light of your growth strategies, including your expected expansion to other geographies, please revise your disclosure to discuss the nature of your material commitments for capital expenditures affecting your growth initiatives. In this regard, we note your disclosure that "[you] intend to procure additional space as [you] add employees and expand geographically." Refer to Item 303(a)(2) of Regulation S-K. Overview of Our Business and History, page 61

5. Please explain the difference between your 1.25 million Members and 564,000 Connected
         Fitness and Digital Subscribers disclosed in your graph of key milestones. For example, clarify if the difference relates to Members with inactive Peloton accounts or multiple members under the same Connected Fitness Subscription. Additionally, please disclose why you track the number of Members in order to contextualize for investors the significance of 1.25 million amount. As a related matter, please also define and quantify the term Total Global Subscribers included on the top left corner of your graph.
Our Business Model, page 62

6. We note your presentation of Subscription Contribution Margin in the second paragraph of page 62 and related discussion precedes the most directly comparable GAAP measure.
         Also your tabular presentation "Key Operational and Business Metrics" on page
 John Foley
FirstName LastNameJohn Foley
Peloton Interactive, Inc.
Comapany NamePeloton Interactive, Inc.
June 20, 2019
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         66 includes non-GAAP measures without the presentation of the most directly comparable
         GAAP measures. Please revise to identify these measures as non-GAAP and revise to comply with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-
         GAAP Compliance and Disclosure Interpretations.
7.       We note that "engagement over time, across [y]our cohorts of Connected
Fitness
         Subscribers" is measured by the Average Monthly Workouts per Connected Fitness
         Subscriber and the Total Workouts per Connected Fitness Subscriber, and that
         "[e]ngagement is the leading indicator of retention for [y]our Connected Fitness
         Subscribers." In light of these disclosures, please discuss how the 95% retention rate measured by the weighted-average Connected Fitness Subscribers that is disclosed on pages 5 and 95 relates to the "engagement" retention rate discussed on page 63.
8. We note your last graph on page 63 and your disclosure that "engagement for each cohort has been consistent or improved over time." In this regard, please discuss the reasons that
         Average Monthly Workouts for Connected Fitness Subscribers who joined in FY 2017 decreased during FY 2018 when compared to FY 2017. Please also discuss the extent to which the available cohort data evidences any material known trends or uncertainties; for example, it appears that with respect to the FY 2016 and FY 2017 cohorts, Average
         Monthly Workouts per Connected Fitness Subscriber grew at a lower percentage or decreased between periods.
9. Where you discuss your compelling unit economics, please enhance your discussion to contextualize and quantify your Connected Fitness Subscriber Lifetime Value prior periods prior to the nine months ended March 31, 2019, in order to explain why you believe such value is high.
10. Where you discuss and define your Customer Acquisition Costs and in order to explain your efficient customer acquisition model, enhance this discussion to provide quantified historical information about costs over prior fiscal years, on a per customer or per cohort basis, to acquire or retain your customers given that your advertising and marketing costs have remained constant as a percentage of revenue and, according to your disclosure, are expected to increase.
Factors Affecting Our Performance, page 65

11. Please describe known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations.
         For example, discuss the potential effect of payments for content cost for past use, as it appears to be a recurring expense related to payments to licensors with whom you have not yet entered into agreements. In this regard, we note your risk factor on page 22 that
         "[i]n the past, [you] have entered into agreements that required [you] to make substantial payments to licensors to resolve instances of past use."
 John Foley
FirstName LastNameJohn Foley
Peloton Interactive, Inc.
Comapany NamePeloton Interactive, Inc.
June 20, 2019
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Results of Operations, page 70

12. Where you identify two or more factors that contributed to material changes in financial statement line items, please expand your disclosures to quantify the individual impact of each factor; for example, we note you have identified several factors contributing to the increase in cost of revenue for Connected Fitness Products. Please refer to Item 303(a)(3)
         of Regulation S-K and SEC Release No. 33-8350.
13. Please tell us your consideration of disclosing the number and average selling price of
         Connected Fitness Products sold in your discussion and analysis of revenues on pages 72 and 75.
14. We note your disclosure on page 74 regarding the decrease in your other gross margin due to the impact in part of sales discounts related to your customer referral program. Please expand your disclosure to describe the referral program including sales discounts or other features offered.
Liquidity and Capital Resources, page 82

15. Your discussion of net cash used in operating activities for the nine months ended March
         31, 2019 references " . . . an $86.5 million increase in inventories due to increased inventory levels. . . driven by general growth. . ." It appears there were additional factors contributing to the significant increase in inventory during the period. Please expand your disclosure to provide more insight into the underlying drivers of the change in inventory between the periods presented.
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 86

16. Once you have an estimated offering price range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any difference between recent valuations of your common stock leading up to the planned offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.
Business
Our Industry and Opportunity, page 93

17. You state that you view your market opportunity in terms of a Total Addressable Market, or TAM, which you believe is the market you can reach over the long-term in your current and announced markets, and a Serviceable Addressable Market, or SAM, which you address with your current product verticals and price points. Please discuss the material assumptions and estimates underlying your calculation of TAM and SAM for each of the markets presented. In addition, we note your discussion of the favorable
 John Foley
FirstName LastNameJohn Foley
Peloton Interactive, Inc.
Comapany NamePeloton Interactive, Inc.
June 20, 2019
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         consumer trends and potential growth strategies that you anticipate will contribute to the growth of TAM and SAM; please also discuss the challenges and time frames associated with expanding your current geographies, building brand and product awareness, and developing new Connected Fitness Products and content in new fitness verticals.
Growth Strategies, page 96

18. Please tell us how you measured the 67% aided brand awareness disclosed here and throughout your registration statement.
Management
Nominating and Corporate Governance Committee, page 115

19. Please address the extent to which diversity is a factor in the committee's process for identifying and evaluating director nominees. See Item 407(c)(vi) of Regulation S-K.
Description of Capital Stock
Restated Certificate of Incorporation and Restated Bylaw Provisions, page 137

20. We note the disclosure about your prospective forum selection provision. Please confirm that this provision does not apply to actions arising under the Securities Act, as you suggest on page 45. In addition, please revise your disclosure here and on pages 44-45 so that it is consistent, and ensure that such disclosure is consistent with the provision that will appear in your amended and restated certificate of incorporation that will be effective upon completion of the offering. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the restated certificate of incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Audited Financial Statements
Consolidated Statements of Operations and Comprehensive Loss, page F-4

21. Please revise the face of the statement to disclose the net loss applicable to common stockholders. Refer to Staff Accounting Bulletin Topic 6:B. This comment also applies to your Condensed Consolidated Statement of Operations and Comprehensive Loss on
         page F-34.
Note 2. Summary of Significant Accounting Policies
Stock-Based Compensation, page F-10

22. Please expand your disclosure regarding stock options exercised early to address your accounting for compensation over the remaining vesting period, whether or not the stock is subject to repurchase and how shares exercised early are reflected in outstanding common stock for accounting and disclosure purposes. In addition, please tell us and
 John Foley
FirstName LastNameJohn Foley
Peloton Interactive, Inc.
Comapany NamePeloton Interactive, Inc.
June 20, 2019
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         expand your disclosure as appropriate, to explain your consideration of early exercises of stock options in assessing the fair value of common stock underlying your stock options, including how early exercise factored into the assumptions used in Black Scholes and the reason for such treatment.
Commitments and Contingencies, page F-11

23. Your disclosure indicates if a loss is reasonably possible and the loss or range of loss can be reasonably estimated you disclose the possible loss. Please tell us what consideration you give to disclosing reasonable possible losses where an estimate cannot be made.
         Refer to ASC 450-20-50-3 and 4.
Note 9. Commitments and Contingencies
Legal Proceedings, page F-22

24. Please tell us your consideration of disclosing the lawsuit filed against you by VR Optics discussed on page 108. Please refer to ASC 450-20-50.
Content Costs for Past Use Reserve, page F-22

25. We note you are subject to minimum guarantee royalty payments under certain music license agreements of $1.4 million in fiscal year 2019 and $1.4 million through fiscal year ending June 30, 2021 and royalty payments are recorded based on going forward music license agreements. Please disclose your accounting policy for music royalty fees. In this regard we note you disclose these fees are your largest subscription variable cost. Please clarify if your accounting for royalty payments includes prepaid royalties, estimates and accruals on a license by license basis based on your music selections or otherwise.
         Further please disclose how you estimated the costs recorded for potential payments to licensors with whom you had not yet entered into agreements as of the end of the period.
Note 10. Redeemable Convertible Preferred Stock and Stockholders' Equity Conversion, page F-24

26. Your disclosure regarding the automatic conversion of preferred stock upon the consummation of a qualified initial public offering at a price of not less than $30 million is inconsistent with the disclosure in note 12 to the unaudited financial statements. Please revise or advise.
Unaudited Interim Condensed Financial Statements
Note 2. Summary of Significant Accounting Policies
Marketable Securities, page F-38

27. Please advise us of the accounting literature supporting your policy of classifying investments with maturities beyond one year as current based on their highly liquid nature.
 John Foley
Peloton Interactive, Inc.
June 20, 2019
Page 7
Note 11. Commitments and Contingencies
Legal Proceedings, page F-48

28. Please disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please refer to ASC 450-20-50-4.
General

29. Please disclose the basis for your statement on pages 5 and 95 that "[n]o other company is at the intersection of all these disciplines" when referring to your vertically integrated business, or revise to clarify this is your belief based upon your experience in the industry, if true.
30. Please substantiate your statement that you are "the largest interactive fitness platform in the world," and disclose the metric by which you made this determination.
        You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or Bill
Thompson, Senior Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer
L pez, Staff Attorney, at (202) 551-3792 or Lilyanna Peyser, Special Counsel, at (202) 551-3222
with any other questions.



FirstName LastNameJohn Foley                                    Sincerely,
Comapany NamePeloton Interactive, Inc.
                                                                Division of
Corporation Finance
June 20, 2019 Page 7                                            Office of
Consumer Products
FirstName LastName